06006944

AB 3/29/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
~~8-41534~~ 8-48885

SEC MAIL PROCESSING RECEIVED MAR 01 2006 WASH DC SECTION 205

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Versus Brokerage Services (U.S.) Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Yonge Street, Suite 1200
(No. and Street)

Toronto	Ontario	M5E 1H5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ron White — (416) 214-6985
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

50 Fremont St Ste 3100	San Francisco	CA	94105-2230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Ron White, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to VERSUS Brokerage Services (U.S.) Inc. (the "Company"), as of December 31, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Feb. 14, 2006

Signature Date

VP Finance and Chief Financial Officer

Title

Notary Public

VERSUS BROKERAGE SERVICES (U.S.) INC.

(SEC ID. NO. 8-41354)

Statement of Financial Condition as of December 31, 2005 and Independent Auditors' Report and Supplemental Report on Internal Control

* * * * *

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of VERSUS Brokerage Services (U.S.) Inc.:

We have audited the accompanying statement of financial condition of VERSUS Brokerage Services (U.S.) Inc. (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of VERSUS Brokerage Services (U.S.) Inc. at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 3, 2006

VERSUS Brokerage Services (U.S.) Inc.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005 (in thousands)

ASSETS

Cash and cash equivalents	$	901
Receivable from affiliate		19
Other assets		3
Total assets	$	923

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Deferred income taxes	$	71
Income taxes payable		23
Accounts payable, accrued and other liabilities		4
Total liabilities		98
COMMITMENTS AND CONTINGENCIES (Note 4)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value- authorized and outstanding, 1 share		-
Retained earnings		825
Total stockholder's equity		825
TOTAL	$	923

See notes to statement of financial condition.

VERSUS BROKERAGE SERVICES (U.S.) INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION AS OF DECEMBER 31, 2005

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization – VERSUS Brokerage Services (U.S.) Inc. (the "Company") is a private corporation and was incorporated under the Business Corporations Act (Ontario) on September 20, 1995. The Company is a wholly owned subsidiary of E*TRADE Technologies Corp. (the "Parent Company") which is wholly-owned by EGI Canada Corporation ("EGI").

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 which refers institutional clients to its affiliate, E*TRADE Canada Securities Corporation ("ECSC"), which is a Canadian wholly owned brokerage subsidiary of the Parent Company.

Use of Estimates – The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes as of the period presented. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Estimates, by their nature, are based on judgment and available information. Actual results could differ from management's estimates.

Cash and Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under Federal or other regulations, to be cash equivalents.

Estimated Fair-Value of Financial Instruments – The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, and receivables from affiliated companies, to be reasonable estimates of fair-value.

Income Taxes – The Company is subject to income tax as a corporation and is accounting for income taxes using the asset and liability method pursuant to Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Exchange – The financial statements are presented in U.S. dollars. The Company has a functional currency (i.e., the currency in which activities are primarily conducted) of U.S. dollars. Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the actual foreign exchange rates on the date of the transactions.

2. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company refers institutional clients to ECSC for Canadian market equity trade execution and clearing on a fully disclosed basis and earns a referral fee from ECSC.

Pursuant to the Inter-Company Management Services Agreement between ECSC and the Company dated January 1, 2001, certain management services for the Company, including executive management, corporate, financial, accounting, legal, administrative and regulatory reporting services are provided by ECSC and are charged to the Company.

At December 31, 2005, the unpaid referral fees due from ECSC are $19,000, management services expenses due to ECSC are $3,000, and expense reimbursement due from ECSC are $3,000. These amounts are presented net on the statement of financial condition.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the NASD, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $798,000, which exceeded the minimum by $698,000. The Company's percentage of aggregate indebtedness to net capital was .03 to 1.

4. GUARANTEES, COMMITMENTS AND CONTINGENT LIABILITIES

Guarantees – The Company has clearing agreements with ECSC. In the event a customer fails to settle their transactions, the Company may be required to indemnify ECSC to the extent of the net loss of such transactions. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability was required to be recorded in the statement of financial condition.

5. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. Significant components of the Company's deferred tax liabilities at December 31, 2005 relate to accumulated translation gains arising from the conversion of the Company's taxable income into Canadian dollars for purposes of computing its Canadian tax obligations.

6. FINANCIAL INSTRUMENTS

Credit Risk - In the normal course of business, the Company is subject to credit risk when referring customer transactions for execution and settlement. The Company's exposure to credit risk associated with its clients' trading activities is measured on an individual counterparty basis. As of December 31, 2005, the Company's most significant concentration of credit risk was with a large financial institution.

* * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 3, 2006

VERSUS Brokerage Services (U.S.) Inc.
60 Yonge Street,
Suite 1200
Toronto, ON
M5E 1H5

Dear Sirs:

In planning and performing our audit of the financial statements of VERSUS Brokerage Services (U.S.) Inc. (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 3, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we consider relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP